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                                                                 [LOGO]
                                                                 [THE HARTFORD]

April 25, 2006


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Filing Room

Re:      Hart Life Insurance Company Separate Account Two
         Hart Life Insurance Company
         File Nos. 333-65511 and 811-09047 ("Registration Statement") Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Hart Life Insurance Company ("Hart Life") and Hart Life Insurance Company Separate Account Two (the "Registrant") hereby request the withdrawal of their Registration Statement on Form N-6 for the modified single premium variable life insurance policy (the "Contracts"), initially filed with the Securities and Exchange Commission on October 9, 1998 and any and all amendments and definitive filings associated with it.

Hart Life and the Registrant are requesting withdrawal of the Registration Statement for the Contracts because Hart Life has determined not to sell the Contracts. Therefore, Hart Life and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contracts as soon as is practicable. We have also filed a request on Form N-8F to deregister Hart Life Insurance Company Separate Account Two. No Contracts were sold in connection with the Registration Statement.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-5445.

Very truly yours,

/s/ Christopher M. Grinnell
---------------------------
Christopher M. Grinnell
Assistant Vice President
Hart Life Insurance Company